UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
SelenBio, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    February 24, 2017

Physical address of issuer
2310 S. 4th Street, Austin, TX 78704

Website of issuer
https://www.selenbio.com/

Current number of employees
1

Filer EDGAR CIK
0001787006

Filer EDGAR CCC
y3$vhczs

Filer EDGAR Password
sby2@yvoexun

Filer EDGAR PMAC
sojw#7gj

Submission Contact Person Information

> ***Name***
> Harry K. Gallagher, Jr.

> ***Phone Number***
> (806) 441-9515

> ***Email Address***
> kenny@selenbio.com

> ***Notification Email Address***
> kenny@selenbio.com

Signatories

> ***Name***
> Kenny Gallagher

> ***Signature***

> ***Title***
> CEO

> ***Email***
> kenny@selenbio.com

> ***Date***
> May 30, 2024